December 20, 2007

VIA EDGAR AND FACSIMILE

Tim Buchmiller, Esq.

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	HealthSouth Corporation
Definitive Proxy Statement filed April 2, 2007

File No. 001-10315

Dear Mr. Buchmiller:

On behalf of HealthSouth Corporation (also referred to hereinafter as “HealthSouth,” “we,” “our,” “us,” and the “Company”), I submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated December 6, 2007 regarding the Company’s response to the prior comments in your letter dated August 21, 2007 which relates to the Company’s Proxy Statement filed on April 2, 2007 (the “Proxy Statement”). HealthSouth acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) that HealthSouth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist in your review, the numbered paragraphs and headings below correspond to those used in your letter of December 6, 2007. The text of each Staff comment appears in bold and HealthSouth’s response immediately follows. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Proxy Statement. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions used in the Proxy Statement.

We note that, for our next proxy statement, we intend to utilize the approaches to compensation disclosure that we have taken in our response to the prior comments and in our responses below.

Tim Buchmiller, Esq.
United States Securities and Exchange Commission

December 20, 2007

Board Membership and Independence, page 9

1.

We note your response to prior comment 1. Please note that Item 407(a)(3) of Regulation S-K requires you to describe for each director or nominee for director that is identified as independent, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) of Regulation S-K that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. In addition to disclosing, as applicable, that the transactions did not approach the levels set forth in your Corporate Governance Guidelines, please confirm that your future filings will include all disclosures required by Item 407(a)(3) of Regulation S-K.

Response

1.	We confirm that our future filings will include all disclosures required by Item 407(a)(3) of Regulation S-K.

Role of Independent Consultant, page 20

2.

We note your responses to prior comments 2, 3, and 6. In your future filings, as applicable, please confirm that you will include disclosure that reflects the substance of those responses in your Compensation Discussion and Analysis.

Response

2.	We confirm that our future filings will include disclosure that reflects the substance of our responses to prior comments 2, 3, and 6 in our Compensation Discussion and Analysis.

Compensation Discussion and Analysis, page 21

3.

We note your response to prior comment 4. In your future filings, as applicable, please confirm that you will include disclosure that reflects the substance of that response in your Compensation Discussion and Analysis. In addition, to the extent that you benchmark to survey group data, please identify the companies included in your “survey group” or in any other comparator group that is material to an understanding of your compensation strategies.

Tim Buchmiller, Esq.
United States Securities and Exchange Commission

December 20, 2007

Response

3.	We confirm that our future filings will include disclosure that reflects the substance of our response to prior comment 4 in our Compensation Discussion and Analysis.

As listed under “How Compensation Levels Are Determined” on page 26 of the Proxy Statement, our peer group for 2006 was comprised of 12 companies: Community Health Systems, Coventry Health Care, HCA, Health Management Associates, Kindred Healthcare, Laboratory Corp of America, Manor Care, Omnicare, Quest Diagnostics, Tenet Healthcare, Triad Hospitals and Universal Health Systems. For 2007, we did not benchmark against a specific peer group due to the limited comparative value of such peer group during HealthSouth’s turnaround and restructuring period. Going forward, to the extent that we do review or utilize a peer group, we will disclose the members of such peer group in our proxy statement.

The broader survey group discussed in our response to prior comment 4 is based on a market survey performed by Mercer Human Resource Consulting (“Mercer”) and is comprised of healthcare companies of approximately $4.5 billion in annual revenues. In 2006, we targeted total direct compensation (“TDC”) between the 50th and 75th percentiles of the survey group with the above-mentioned parameters; however, the component companies were not separately identified to us, and we therefore did not examine the specific companies that comprised this group, as the underlying data was from Mercer’s proprietary database.

Tim Buchmiller, Esq.
United States Securities and Exchange Commission

December 20, 2007

If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (205) 970-7712.

Sincerely,

/S/ JOHN P. WHITTINGTON

John P. Whittington

Executive Vice President, General Counsel and Secretary

cc:	Jay Grinney, President and Chief Executive Officer

John L. Workman, Executive Vice President and Chief Financial Officer

Edward A. Blechschmidt, Chairman of Audit Committee
Leo I. Higdon, Chairman of Compensation Committee
Robert B. Pincus, Esq., Skadden, Arps, Slate, Meagher & Flom LLP